Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

June 30, 2016 (unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$6,994
Reconciling items:
zulily net assets	(1,814)
LINT put option obligations	—
LINT LLC Net Assets	$5,180

Liberty Interactive Corporation Net Earnings	$458
Reconciling items:
zulily net (earnings) loss	52
General and administrative expenses	—
Liberty Interactive LLC Net Earnings	$510